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                                 Exhibit 99.40





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                             COURT OF COMMON PLEAS
                             FRANKLIN COUNTY, OHIO

__________________________________
                                  :
DAVID JAROSLAWICZ and GEORGE B.   :
ALLEN, ISRAEL BOLLAG, and         :
VIVIAN BOLLAG,                    :    Case No. 94CVH09-6654
                                  :             ______________
                                  :
                 Plaintiffs,      :
                                  :
          -against-               :
                                  :
BORDEN, INC., ERVIN SHAMES,       :    CLASS ACTION COMPLAINT
FRANK TASCO, FREDERICK E. HENNIG  :    (Jury Trial Demanded)
WILBERT J. LEMELLE, ROBERT P.     :
LUCIANO, H. BARCLAY MORLEY,       :
JOHN E. SEXTON, and PATRICIA      :
CARRY STEWART,                    :
180 East Broad Street             :
Columbus, Ohio  43215             :
                                  :
                 Defendants.      :
__________________________________:

                 Plaintiffs, by their attorneys, allege upon information and belief, except as to paragraph 1 which is alleged upon knowledge, as follows:


                                  THE PARTIES


                   1. Plaintiffs are the owners of shares of the common stock of defendant Borden, Inc. and have been the owners continuously of such shares since prior to the wrongs complained of herein.

                   2. Defendant Borden, Inc. ("Borden" or the "Company") in a corporation duly existing and organized under the





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laws of the State of New Jersey, with its principal offices located in
Columbus, Ohio. The Company manufactures, produces and distributes a variety of consumer food products, including pastas and sauces, snack food items, dairy products such as fluid milk and other products.

                   3. As of April 22, 1994, there were approximately 141 million shares of the Company's common stock outstanding held by over 40,000 shareholders of record.

                   4. Defendant Ervin Shames ("Shames) is and at all times relevant hereto has been President and Chief Executive Officer of the Company.

                   5. Defendant Frank Tasco ("Tasco") is and at all times relevant hereto has been Chairman of the Board of the Company.

                   6. Defendants Frederick E. Hennig, Wilbert I. Lemelle, Robert P. Luciano, M. Barclay Morley, John E. Sexton, and Patricia Carry Stewart are and at all times relevant hereto have been members of the Board of the Company.

                   7. The Defendants referred to in paragraphs 5, 6, and 7 are collectively referred to herein as the "Individual Defendants."



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                   8.     By reason of the above Individual Defendants'
positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiffs and the other public stockholders of Borden, and owe Plaintiffs and the other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosers.


                            CLASS ACTION ALLEGATIONS


                   9. Plaintiffs bring this action on their own behalf and as a class action on behalf of themselves and all Borden securities holders or their successors in interest, similarly situated (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

                   10. This action is properly maintainable as a class action.

                   11. The Class is so numerous that joinder of all members is impracticable.

                   12. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions includes, inter alia, the following:



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                 (a)      whether Defendants have engaged in conduct
constituting unfair dealing to the detriment of the Class;

                 (b)      whether the merger is grossly unfair to the Class;

                 (c) whether Defendants are engaging in self-dealing to benefit themselves;

                 (d) whether Plaintiffs and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

                 (e) whether Defendants have breached, or aided and abetted the breach of fiduciary and other common law duties owed by them to Plaintiffs and the other members of the Class.

                 13. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of Plaintiffs are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

                 14. Plaintiffs anticipate that there will be no difficulty in the management of this litigation.




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                   15.    Defendants have acted on grounds generally applicable
to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the class as a whole.


                                CLAIM FOR RELIEF


                   16. According to news reports on September 12, 1994, Kohlberg Kravis Roberts & Co. ("KKR") and Defendant Borden have agreed in principle to the acquisition of all of the outstanding common stock of Borden by a KKR partnership in exchange for RJR Nabisco Holdings Corp. common stock valued at $14.25 per Borden share.

                   17. Plaintiffs seek to enjoin the consummation of the imminent agreement between KKR and Borden whereby KKR would swap RJR Nabisco Holding stock for all of the outstanding Borden common stock. Pursuant to the proposed terms of the transaction, KKR will also receive a warrant to buy an additional 10% of Borden's shares. If the merger is not closed by September 23, 1994, KKR will buy 19.9% of Borden's outstanding shares.

                   18. The consideration proposed to be paid to Class members is unconscionable and unfair and grossly inadequate because, among other things:




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                 (a)      the intrinsic value of Borden's common stock is
materially in excess of the amount to be received by Borden stockholders in the transaction giving due consideration to the Company's strategic value, the recent market price of the Company's stock (which has been as high as $38.375 per share), and Borden's brand name recognition;

                 (b) the consideration agreed upon did not result from an appropriate consideration of the value of Borden as there was no opportunity to accurately ascertain Borden's value through open bidding or a market check;

                 (c) many analysts believe that KKR has been, for some time, trying without success to sell its excess RJR Nabisco stock; consequently KKR is getting the better of the bargain because it is unloading its poorly performing and relatively undesirable RJR Nabisco stock in exchange for far more desirable Borden stock,

                 19. The Individual Defendants have thus far failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value.

                 20. Some analysts believe that certain subdivisions of Borden could be sold for a greater value than the entire consideration that KKR is paying to purchase Borden in its entirety.




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                   21.    On September 13, 1994, the New York Times reported
that "most agreed that Borden was being bought at a firesale price," and that KKR "believes that Borden, at its current price, is incredibly cheap, as well as a good way for Kohlberg, Kravis to reduce its disappointing investment in RJR Nabisco." The report further stated that "[a]lmost all Borden holders will be selling at a loss if this deal goes through."

                   22. Borden shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

                   23. In announcing the transaction, the Defendants have failed to disclose among other things the full extent of the growth and value potential of Borden and the expected increase in its profitability.

                   24. The Defendants have not, in accordance with their fiduciary duties:

                   (a) acted independently so that the interests of Borden's public shareholders would be protected;

                   (b) adequately ensured that no conflicts of interest exist or if such conflicts exist to ensure that all conflicts would be resolved in the best interests of Borden's public shareholders; and




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                   (c)    taken all appropriate steps, including conducting an
active auction, to enhance Borden's value and attractiveness as a merger acquisition, restructuring or recapitalization candidate.

                   25. Because the Individual Defendants dominate and control the business and corporate affairs of Borden, and are in possession of private corporate information concerning Borden's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Borden which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value.

                   26. By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other Borden public stockholders.

                   27. As a result of the actions of Defendants, Plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Borden's assets and



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businesses and will be prevented from obtaining appropriate consideration for their shares of Borden's common stock.

                   28. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the other members of the Class and may consummate the proposed transaction which will exclude the Class from its fair proportionate share of Borden's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

                   29. Plaintiffs and the Class have no adequate remedy at law.

                   WHEREFORE, Plaintiffs demand judgment, as follows:

                   A.     Declaring this to be a proper class action;

                   B. Ordering Defendants to carry out their fiduciary duties to Plaintiffs and the other members of the Class, including those of due care and candor;

                   C. Rescinding any transactions effected by the Defendants in an unfair manner and for an unfair price and in the event such transaction are consummated prior to trial, awarding rescissory damages;

                   D. Enjoining the complained of transaction or any related transactions;



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                 E.       Ordering Defendants, jointly and severally, to pay to
Plaintiffs and the Class all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                 F. Ordering Defendants, jointly and severally, to account to Plaintiffs and the Class for all profits realized and to be realized by them as a result of the transactions complained of and pending such accounting to hold such profits in a constructive trust for the benefit of Plaintiffs and the other members of the Class;

                 G. Awarding Plaintiffs the costs and disbursements of the action, including allowance for Plaintiff's reasonable attorneys' and experts' fees; and

                 H. Granting such other and further relief as may be just and proper in the premises.

Dated:  September 22, 1994

                                       MICHAEL J. HARDESTY CO., L.P.A.

                                       /s/
                                       ______________________________
                                       Michael J. Hardesty (0009771)
                                       1335 Dublin Road
                                       Suite 200A
                                       Dublin, OH  43215
                                       (614) 481-3587
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                                       STRAUSS & TROY

                                       /s/
                                       _________________________
                                       Richard S. Wayne (0022390)
                                       2100 PNC Center
                                       201 E. 5th Street
                                       Cincinnati, OH  45202
                                       (513) 621-2120

                                       Attorneys for Plaintiffs

OF COUNSEL:

SAVETT, FRUTKIN, PODELL & RYAN, P.C.
320 Walnut Street, Suite 508
Philadelphia, PA  19206
(215) 923-5400

ZWERLING, SCHACHTER & ZWERLING
Robert S. Schachter
767 Third  Avenue
New York, NY  10017-2023

LEVIN FISHBEIN SEDRAN & BERMAN
320 Walnut Street, Suite 600
Philadelphia, PA  19106
(215) 592-1500



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